

September 23, 2014

Via Email
Mr. David Lovatt
Chief Executive Officer
Pocket Games, Inc.
909 Plainview Ave.
Far Rockaway, NY 11691

> **Re:** **Pocket Games, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 22, 2014**
> **File No. 000-55186**

Dear Mr. Lovatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed September 22, 2014

1.   Please amend to clearly state whether there were any consultations with your new accountant from October 4, 2013 (inception) through October 31, 2013 and during the subsequent interim period, prior to September 5, 2014, specifically as described in Item 304(a)(2) of Regulation S-K.

2.   Please obtain and file a current Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3564 if you have questions.

Sincerely,

/s/ Melissa Kindelan

Melissa Kindelan
Staff Accountant